FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 16, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto is a notice being mailed today to the registered shareholders of the Company with respect to the Company’s Annual General Meeting to be held on March 29, 2011.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Asaf Alperovitz
Chief Financial Officer

Date: February 16, 2011

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692,

Israel

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, March 29, 2011 at 3:00 p.m. Israel local time (the "Meeting").

At the Meeting, shareholders will be asked to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2010 and 2011 fiscal years and for an additional period until the next Annual General Meeting, (2) re-elect Mr. Shimon Eckhouse, the Company’s Chairman of the Board of Directors, whose current term expires at the Meeting, as a Class III director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected, (3) re-elect Dr. Michael Anghel and Mr. Dan Suesskind, the Company’s external directors, for a three-year term, effective as of November 7, 2011, in accordance with the provisions of the Israeli Companies Law, (4) approve directors' compensation, (5) approve an increase in the Company's authorized share capital from NIS 1,000,000 to NIS 1,300,000 and to amend the Company's Articles of Association to reflect such increase, and (6) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Your vote is very important, regardless of the number of shares you own. You will soon receive a proxy in a separate mailing; I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the postage prepaid envelope you will receive. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Chairman of the Board

February 16, 2011